Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 1999

A. Full title of the plan:

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY  10036


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

The Trustees of the plan currently are Gregory F. Van Gundy, Frank J. Borelli, and Francis N. Bonsignore. Mr. Van Gundy is General Counsel and Secretary of Marsh & McLennan Companies, Incorporated (MMC). Mr. Borelli is Senior Vice President and Chief Financial Officer of MMC. Mr. Bonsignore is Senior Vice President - Human Resources and Administration of MMC and has been appointed as Plan Administrator. The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The members of the Application Review Committee currently are Irene M. Esteves, Kathleen M. Collman, and Karen L. Kay. They are officers of Putnam Investments, Inc. or its subsidiaries. The business address of each Committee member is c/o Putnam Investments, Inc. One Post Office Square, Boston, MA 02109.

The financial statements of the Plan are included in this Form 11-K and consist of the statements of net assets available for plan benefits as of December 31, 1999 and 1998, and the statements of changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of Putnam Investments, Inc. Profit Sharing Retirement Plan have duly caused this annual report to be signed this 30th day of June, 2000 by the undersigned thereunto duly authorized.

                                           PUTNAM INVESTMENTS, INC.

                                           PROFIT SHARING RETIREMENT PLAN

                                         By
                                           --------------------------------

                                           Francis N. Bonsignore
                                           Plan Administrator


INDEPENDENT AUDITORS' CONSENT
-----------------------------

Putnam Investments, Inc. Profit Sharing Retirement Plan:

We hereby consent to the incorporation by reference in Registration Statement No. 2-65096 of Putnam Investments, Inc. on Form S-8 of our report dated March 31, 2000 appearing in this Annual Report on Form 11-K of Putnam Investments, Inc. Profit Sharing Retirement Plan for the years ended December 31, 1999 and 1998, respectively.

Boston, Massachusetts
June 20, 2000


Putnam Investments, Inc.
Profit Sharing Retirement
Plan
Independent Auditors' Report
Financial Statements
Years Ended December 31, 1999 and 1998
Supplemental Schedule
As of December 31, 1999


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
TABLE OF CONTENTS
Page
INDEPENDENT AUDITORS' REPORT 1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999
AND 1998:
Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4-8
SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999:
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year 9-10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.

INDEPENDENT AUDITORS' REPORT
To the Trustees of
Putnam Investments, Inc.
Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan
(the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for benefits as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

This schedule is the responsibility of the Plan's Trustees. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

March 31, 200

PUTNAM INVESTMENTS, INC.

PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1999 AND 1998

                                                      1999            1998

ASSETS:
Investments, at fair value                        $461,824,308    $317,249,931
Contributions receivable                            26,499,094      24,167,089

NET ASSETS AVAILABLE FOR  BENEFITS                $488,323,402    $341,417,020

See notes to financial statements.


PUTNAM INVESTMENTS, INC.

PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                      1999            1998

ADDITIONS:
Investment activity:
Net appreciation in fair value of investments      $95,120,570     $21,725,792
Dividend income                                     28,237,971      16,831,654
Interest income                                      1,618,362       1,413,928

Total investment activity                          124,976,903      39,971,374

Contributions:

Sponsor                                             24,949,826      22,844,380
Participants                                        17,427,140      18,311,896

Total additions                                    167,353,869      81,127,650

DEDUCTIONS -- Benefits paid to participants         20,447,487      16,302,791

NET INCREASE                                       146,906,382      64,824,859

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                  341,417,020     276,592,161

End of year                                       $488,323,402    $341,417,020

See notes to financial statements.


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN
The following description of Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General - The Plan, as amended and restated January 1, 1989, is a defined contribution plan sponsored by Putnam Investments, Inc. ("Putnam") and its subsidiaries (the "Company"), which is a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC") for the benefit of its employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code") and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Programs - The Plan allows each participant to elect to have employer contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

(1) Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam acts as an investment adviser.

(2) Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, the only guaranteed investment contract ("GIC") product offered is the PFTC Stable Value Fund.

(3) MMC common stock (MMC is the parent company of Putnam).

(4) Other investment options approved by the Board of Directors of Putnam, the Trustees of the Plan (the "Trustees") and the Chief Executive Officer of MMC. There were no investments in this option at December 31, 1999 or 1998.

Employer contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment.

Participants may also elect to have their voluntary contributions invested in any one or more of the authorized investments noted above in (1), (2), (3) and (4), with apportionments to be at least 1% to any one investment.

With proper notification, participants may elect to change their investment in either their participation or voluntary accounts up to once a day. Prior to April 1, 1997, the limit was twice during a fiscal quarter, not to exceed six investment changes per year.

1. DESCRIPTION OF THE PLAN (CONTINUED)
Contributions - The Plan covers substantially all of the employees of the Company who have adopted the Plan. Employer contributions are determined at the discretion of each company's Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code.

Voluntary employee contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment, but may withdraw their contributions, subject to certain restrictions.

Forfeitures - Forfeitures of invested employer contributions are reallocated among the remaining eligible participants one year after the fiscal year in which the forfeitures occur. Reallocation of forfeitures amounted to $1,476,516 and $920,050 in 1999 and 1998, respectively.

Participant Accounts and Vesting - The Plan provides that the market value of investments in participant accounts shall be determined each business day. Unrealized appreciation or depreciation, equal to the difference between actual cost and the quoted market price of the investments at the applicable valuation date, is recognized in determining the value of each fund. The change in unrealized appreciation or depreciation, investment income received and realized gains or losses on investments sold or distributed are allocated to participants' accounts based on each participant's proportionate interest in the investment.

Employer contributions and forfeitures are allocated annually based on a uniform percentage of eligible earnings per participant. This percentage was 15% in 1999 and 1998.

An employee is eligible to become a participant under the profit-sharing portion of the Plan upon the completion of 12 months of continuous service. An employee is eligible to become a participant in the salary deferral portion of the Plan upon commencement of employment. A participant must be employed on the last day of the Plan's fiscal year (December 31) to be eligible for their portion of the employer's contribution for that year.
The vesting of participants, other than voluntary and rollover contributions, is as follows:

Vested

Interest

Years of continuous service:

Less than two
None

Two but less than three
25 %

Three but less than four
50 %

Four but less than five
75 %

Five or more
100 %

If a participant has reached age 60, died  or become disabled
100 %

Participants are automatically fully vested in their voluntary and rollover contributions.

Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant.

Such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than 60 days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each business day.

1. DESCRIPTION OF THE PLAN (CONTINUED)
Salary Savings Contributions - It is the intention of the Trustees that the salary deferral portion of the Plan be qualified under Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll, and that the employer shall contribute this amount to the Plan on behalf of the participants. Investments into the various investment vehicles are at the discretion of the individual participant. The market value of assets relating to the salary savings program at December 31, 1999 and 1998 was $100,326,324 and $62,770,189, respectively.

Loans - Upon the approval of the Loan Committee, appointed by the plan administrator, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant's account. All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate equal to the prime rate at the time the loan originated. Loans outstanding at December 31, 1999 and 1998 were $7,817,714 and $6,984,953, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Investment transactions are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Investment Valuation - Investments in equity securities and mutual funds are stated at fair value as determined by quoted market prices based on the last reported sales prices, or the reported net asset value per share on the last business day of the plan year. Investments in collective investment trusts are carried at contract value (cost plus accrued interest), which approximates fair value. Participant loans are recorded at cost which approximates market value.

Administrative Expenses - Expenses of the Plan have been paid by the Company, but such payment is at its discretion.

Benefits - Benefits to participants are recorded when paid.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Actual results could differ from those estimates.

Reclassification and Adoption of SOP 99-3 - The Plan has adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"), issued by the American Institute of Certified Public Accountants. As a result, a reclassification has been made to eliminate the by-fund reporting for participant-directed investments in 1998.

3. INVESTMENTS
Investments that represent 5% or more of total plan assets at December 31 are as follows:

                                                 1999              1998

Putnam Voyager Fund                           $51,983,714       $35,623,928
Putnam New Opportunities Fund                  57,758,513        34,385,062
The Putnam Fund for Growth and Income          25,295,684        27,851,669
Putnam Money Market Fund                       31,273,519        18,538,532
Putnam OTC Emerging Growth Fund                34,252,122        15,028,307

The Plan's funds are invested in the following investment vehicles that represent 5% or more of total plan assets:

Putnam Voyager Fund - Funds are invested primarily in equity securities of companies which, in the opinion of the Fund's investment manager, have potential for capital appreciation significantly greater than that of the market averages.

Putnam New Opportunities Fund - Funds are invested in equity securities of companies which, in the opinion of the Fund's investment manager, possess above-average, long-term growth potential.

The Putnam Fund for Growth and Income - Funds are invested primarily in equity securities that offer potential for both capital growth and current income.

Putnam Money Market Fund - Funds are invested in various types of high quality money market instruments.

Putnam OTC Emerging Growth Fund - Funds are invested primarily in equity securities that are in the early stages of development and have records of profitability.

During the years ended December 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                 1999              1998

Investments at fair value, based on
quoted market prices:

Putnam-sponsored mutual funds                 $91,794,037       $21,170,241
MMC common stock                                3,326,533           555,551

Total                                         $95,120,570       $21,725,792

4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of plan termination, participants will become 100% vested in their accounts.

5. SUBSEQUENT DISTRIBUTIONS
At December 31, 1999 and 1998, terminated employees had requested distributions of the vested portion of their accounts totaling $623,306 and $495,396, respectively. The sources of these distributions by investment type are as follows:

Source

                                                 1999              1998

Mutual funds                                     $515,230          $387,455
Guaranteed Investment Products                    103,333           107,941
MMC common stock*                                   4,743                --

Total                                            $623,306          $495,396

*Putnam and MMC are parties-in-interest to the Plan

6. TAX STATUS OF THE PLAN
The Plan obtained its latest determination letter on March 29, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

*  *  *  *  *  *

PUTNAM INVESTMENTS, INC.

PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 1999
(a)

(b) Identity of Issue


(c) Number of

(e) Current


MUTUAL FUNDS:

                                                 Shares             Value

*Putnam Capital Appreciation Fund                 282,381        $7,381,443

*Putnam American Gov't Income Trust           238,992.489         1,966,908

*Putnam Growth Opportunities                  341,204.779        10,225,904

*Putnam Diversified Equity Trust              159,973.834         2,945,118

*Putnam Small Cap Value Fund                  341,250.941         3,310,134

*Putnam Research Fund                         220,608.073         4,026,095

*Putnam Global Governmental Income Trust      132,012.066         1,533,980

*Putnam Voyager Fund II                       313,186.201        12,042,010

*Putnam International Growth & Income         149,529.170         1,819,770

*Putnam Emerging Markets Trust                340,794.317         4,263,337

*Putnam International Voyager Trust           293,895.329         7,553,110

*Putnam Europe Growth Fund                    236,289.572         6,273,488

*Putnam Strategic Income Trust                 15,073.301           109,432

*Putnam Asia Pacific Growth Fund              469,768.430         8,925,601

*Putnam Global Growth & Income                 13,031.267           177,225

*Putnam Global Natural Resources Fund         102,327.042         1,974,912

*Putnam New Value Fund                        316,598.533         3,754,859

*Putnam Int'l New Opportunities Fund          699,001.466        17,356,206

*Putnam Money Market Fund                  31,273,518.660        31,273,519

*Putnam Health Sciences Trust                 133,927.677         8,196,384

*Putnam Utilities Growth and Income Fund      109,856.681         1,379,800

*Putnam Capital Opportunities Fund             49,938.221           513,864

*Putnam High Yield Trust II                   122,632.746           903,803

*The George Putnam Fund of Boston             952,437.033        15,534,248

*The Putnam Fund for Growth and Income      1,347,665.637        25,295,684

*Putnam Global Growth Fund                    761,121.712        14,415,645

*Putnam Income Fund                           512,025.860         3,266,725

*Putnam New Opportunities Fund                625,024.551        57,758,513

*Putnam Voyager Fund                        1,645,054.231        51,983,714

*Putnam Vista Fund                          1,200,709.120        21,348,608

*Putnam U.S. Government Income Trust          170,897.790         2,107,170

*Putnam Asset Allocation Fund - Growth        139,241.060         2,128,996

*Putnam Asset Allocation Fund - Balanced      226,113.648         2,932,694

*Putnam Asset Allocation Fund - Conservative   83,748.379           884,383

*Putnam Diversified Income Trust              143,458.924         1,546,487

*Putnam OTC Emerging Growth Fund              915,341.407        34,252,122

*Putnam International Growth Fund             462,472.733        13,777,063

*Putnam Investors Fund                        953,380.001        18,352,565

*Putnam Intermediate U.S. Gov't Income Fund    98,048.222           465,729

*Putnam Equity Income Trust                   327,856.898         4,567,047

*Putnam High Yield Trust                      431,668.559         4,467,770

*Putnam Growth and Income Fund II             384,181.868         4,760,014

*Putnam Balanced Retirement Fund               64,199.073           632,361

*Putnam Convertible Income-Growth Trust       277,639.007         5,522,240

*Putnam High Yield Advantage Trust            323,309.924         2,518,584


Total Mutual Funds                                              426,425,264


(Continued)


PUTNAM INVESTMENTS, INC.

PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 1999

(a)

(b) Identity of Issue

(c) Number of Shares/Par

(e) Current


GUARANTEED INVESTMENT PRODUCTS -

*Putnam Fiduciary Trust Co. Stable

                                 Amount               Value

Value Fund, 6.06%            18,581,307.687         18,581,308

*MARSH & McLENNAN COMPANIES, INC.

COMMON STOCK                     94,056.378          9,000,022

*PARTICIPANT LOANS (Various maturities from 1999 to 2009 at interest rates ranging from 7.5% to 12.75%)

                                 $7,817,714          7,817,714

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                         $461,824,308

(Concluded)

*Party-in-interest

(Note - The Putnam mutual funds are sponsored by Putnam Investments, Inc., a party-in-interest to the Plan.)